SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date November 30, 2006______________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

  Second Quarter Financial Statements as at September 30, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: November 30, 2006

BiO

BIOTECH HOLDINGS LTD.

SECOND QUARTER REPORT

September 30, 2006

Head Office:

Suite 160 - 3751 Shell Road

Richmond, British Columbia

Canada V6X 2W2

Telephone: (604) 295-1119

Facsimile: (604) 295-1110

Toll Free: 1-888-216-1111

Website: www.biotechltd.com

E-mail: biotech@direct.ca

Shares Listed

TSX Venture: BIO.V

NASD OTC-BB: BIOHF

Frankfurt Stock Exchange: 925970.F

President^s Letter to Shareholders

In the Company^s fiscal second quarter, ended September 30, 2006, the Company had Sucanon sales of $22,881 (all figures Canadian dollars unless otherwise stated), reflecting the fact that the Company had reduced access to funds for marketing due to the difficulty of raising funds during the period, from December 2005 to August, 2006 during which the Company^s shares were not traded on the TSX Venture Exchange. As a result, amounts spent on advertising had been drastically reduced from the beginning of calendar 2006 onward, increasingly impacting sales and exacerbating underperformance by the Company^s Mexican marketing company.

In the quarter ended September 30, 2006, the Company^s agreement with the Mexican marketing company was modified so that the Company^s own managers in Mexico could become directly involved in marketing and advertising Sucanon. Based on these contractual changes, the Company took over Sucanon marketing in Mexico during September, 2006, through its controlled subsidiary PharmaRoth Latin America SA de CV. At the same time, the resumption of trading of the Company^s shares on the TSX Venture Exchange, in August, 2006, played an important role in helping the company obtain funds for resuming advertising in Mexico, beginning in September, 2006.

Loss per share for the six months ending September 30 was $.01 (2005: $01).

Sucanon sales for October, 2006, the first month of the Company^s third quarter, were $33,362, an increase of $10,481 (45.8%) over the $22,281 sales of the entire three-month period ending September 30. Further, the current month^s sales ---$34,774 Cdn to November 23 --- have been more than equal to the sales recorded in the full month of October. Advertising both on television and in print is supporting the growth of sales. The new marketing approach also puts an emphasis on contact with doctors, clinics and diabetes associations, as well as attending diabetes trade shows and developing direct contacts with diabetics.

The new arrangement with the marketing company permits Biotech^s managers to handle all marketing activities for Sucanon, while the marketing company continues to deliver Sucanon to the customers that it introduced during 2005, such as Wal-Mart Mexico. Under the revised agreement, Biotech^s managers have the right to establish new distributors and deal directly with distributors originally introduced by the marketing company, which has a favorable financial result for the Company since, in dealing with the previously-introduced distributors, a portion of the per-package margin that was going to the marketing company now goes to Biotech, while the retailer^s cost remains the same and the retail price per package to the consumer remains at approximately $30 US per one-month package.

After the end of the period, the Company carried out an upgrade of its website for Sucanon sales. The upgraded website, www.sucanonhealth.com, is scheduled for launch by December 4.

The company is continuing discussions with potential distributors for expansion of Sucanon distribution to Argentina and has started discussions for Sucanon distribution in some markets outside Latin America, including United Arab Emirates, Egypt and Pakistan. Once an agreement for distribution is reached, regulatory approval must be received in Egypt and Pakistan, though not in the U.A.E. There is however no assurance that regulatory approval where needed will be achieved or that sales will be material.

The Company^s strategy going forward is to achieve profitability based on sales of Sucanon in Mexico. With the marketing changes that have been made, and with continuing advertising, the company believes that it is progressing towards this goal.

Robert Rieveley, President

For the Board of Directors

November 23, 2006

Biotech Holdings Ltd.

Notice to Shareholders

For the Six Months September 30, 2006

Responsibility for Financial Statements

The accompanying financial statements for Biotech Holdings Ltd. have been prepared by management in accordance with Canadian generally accepted accounting principles. The most significant accounting principles are set out in the March 31, 2006 audited financial statements. Only changes in accounting information have been disclosed in these financial statements. Estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been presented fairly.

Auditor Involvement

The auditor of Biotech Holdings Ltd. has not performed a review of the unaudited financial statements for the six months or the quarters ended September 30, 2006 and September 30, 2005.

Forward-looking Information

Forward looking statements in the management discussion and analysis ("MD&A") and the Report to Shareholders, including statements regarding the Company^s business which are not based on historical facts, are made pursuant to the "safe harbour" provisions of the United States Securities Litigation Reform Act of 1995 and pursuant to Form 51-102F1 of National Instrument 51-102 as implemented in rules, regulations, and policies of Canadian securities regulatory authorities. These Quarterly Financial Statements contain certain forward-looking statements and information relating to Biotech Holdings Ltd. that are based upon the beliefs of its management as well as assumptions made by and information currently available to the Company. When used in this document, the words "anticipate", "believe", "estimate" and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements.

Financial Statement Basis of Presentation

These consolidated financial statements have been prepared in accordance with the Canadian Institute of Chartered Accountants (CICA) Standards for interim financial statements and with Canadian generally accepted accounting principles applicable to a going concern. Accordingly, these financial statements reflect the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications on the basis that the going concern assumption is appropriate. If this assumption were not appropriate, adjustments could be material. Interim financial statements do not include all the disclosure requirements for annual financial statements and, accordingly, should be read in conjunction with the Company^s audited financial statements dated March 31, 2006.

Biotech Holdings Ltd.

Management Discussion and Analysis

For the 6 Months ended September 30, 2006

Discussion of Operations and Financial Condition

The following 3 pages have been extracted from the Company^s Management Discussion and Analysis ("MD&A") for the 6 Months ended September 30, 2006. The full MD&A also includes information provided in the Notes to the Financial Statements and other information. The MD&A is available on the Company^s website www.biotechltd.com and on the System for Electronic Document Analysis and Retrieval ("SEDAR"), which may be accessed at www.sedar.com.

Operating Results

The following table highlights the Company^s quarterly results from operations for the current and last fiscal year:

Quarter Ended	June 30, 06	Sept 30, 06	Dec 31, 06	Mar 31, 07	Total Year

Revenues	$ 48,621	$ 22,881			$ 71,502
Cost of Sales	23,897	19,586			43,483
Gross Profit	24,724	3,295			28,019
General, Administrative
and Selling Expenses	126,112	160,805			286,918
Amortization	127,981	136,899			264,880
Product Marketing Costs	34,710	69,391			104,101
Professional Fees	14,767	45,626			60,393
Interest Expense	16,670	22,047			38,717
Office rent, utilities & Maintenance	15,084	17,117			32,201
Stock-based compensation	40,135	56,168			96,303
Foreign Exchange	5,854	23,204			29,058
Loss from Operations	(356,591)	(527,962)			(884,552)
Profit (Loss) from Discontinued Operations	0	0			0
Loss for the period	(356,591)	(527,962)			(884,552)

Outstanding Common Shares	92,229,512	92,229,512			92,229,512
Loss per share	(0.00)	(0.01)			(0.01)

Quarter Ended	June 30, 05*	Sept 30, 05*	Dec 31, 05*	Mar 31, 06	Total Year

Revenues	$ 123,411	$ 211,654	$ 119,540	$ 28,235	$ 482,840
Cost of Sales	42,626	37,994	38,446	10,221	129,287
Gross Profit	80,785	173,660	81,094	18,014	353,553
General, Administrative
and Selling Expenses	169,585	171,679	162,831	211,061	715,156
Amortization	152,480	152,480	152,481	152,671	610,112
Product Marketing Costs	0	0	0	571,985	571,985
Professional Fees	27,058	692	32,372	4,606	64,728
Interest Expense	13,989	14,318	14,144	18,345	60,796
Stock-based compensation	74,610	74,610	83,695	50,629	283,544
Foreign Exchange	6,490	56,944	(4,937)	1,604	60,101
Loss before undernoted items	(363,427)	(297,063)	(359,492)	(992,887)	(2,012,869)
Non-controlling interest share	(17,165)	17,165	0	0	0
Profit (Loss) from Discontinued Operations	13,224	0	0	63,000	76,224
Loss for the period	(367,368)	(279,898)	(359,492)	(929,887)	(1,936,645)

Outstanding Common Shares	92,229,512	92,229,512	92,229,512	92,229,512	92,229,512
Loss per share	(0.01)	(0.00)	(0.00)	(0.01)	(0.02)

* The quarters of June 30, September 30, and December 30 2005 have been restated to reflect the year-end reclassification of private placement finders fee as a reduction of contributed surplus.

Biotech Holdings Ltd.

Management Discussion and Analysis

For the 6 Months ended September 30, 2006

Operating Results (Continued)

Year to date Discussion

Revenues from the sale of Sucanon in the 6 months ended September 30, 2006 were $71,502 which resulted in a Gross Profit of $28,019. The revenues in the same 6 month period ended September 30, 2005 were $335,065 and the Gross Profit was $254,445. Management is disappointed with the $263,563 (78.7%) decline in revenues in comparison with the prior year. The following factors contributed to the decline:

    Because the Company had had future performance obligations to meet prior to recognizing initial sales, revenues in the prior year included $50,278 in shipments made in the period from December 2004 to March 31, 2005;

    Revenues in the 6 months ended September 30, 2005 included initial orders from retailers which, by their nature, are larger than repeat orders;

    The Company severely constrained its advertising during the quarter as it had a lack of capital partially caused by its not trading on the Company^s exchange in Canada. This factor severely impacted sales. Trading in the Company^s shares resumed in August 2006.

    The Company had a dispute with its independent marketing Company since early 2006. In September 2006, the Company assumed the responsibility for the marketing of Sucanon in Mexico. The marketing company continues to sell Sucanon to the customers that it introduced during 2005.

Operating expenses totaled $912,571 representing a $2,236 (0.2%) decrease from the $914,935 expenses incurred in the 6 months ended September 30, 2005.

Operating expenditures include $104,101 (2005 - $Nil) in product marketing costs. In the first 3 quarters of the fiscal year ended March 31, 2006, these expenditures were included in amounts receivable because they were considered to be advances to the marketing company for advertising and were wholly repayable once sales levels reached a certain contracted level. During the year-end audit, management and the audit committee met to review developments with regard to these amounts. This review led to a determination to expense a significant portion ($571,985) of these advances in the quarter ended March 31, 2006.

The loss for the 6 months ended September 30, 2006 was $884,552 (2005: $647,266) and the loss per common share was $0.01 for both periods.

Quarterly Comparison

Revenues from the sale of Sucanon in the 3 months ended September 30, 2006 were $22,881 which resulted in a Gross Profit of $3,295. The revenues in the same 3 month period ended September 30, 2005 were $211,654 and the Gross Profit was $173,660. Management is disappointed with the significant decline in revenues in comparison with the prior year. The factors contributing to the decline are outlined in the year to date discussion above.

Operating expenses totaled $531,257 representing a $60,534 (12.9%) increase from the $470,723 expenses incurred in the 3 months ended September 30, 2005.

Operating expenditures include $69,391 (2005 - $Nil) in product marketing costs. These costs were deferred in the 2005 quarter. Professional fees increased from $692 to $45,626 which was mainly due to the cost of the 2006 audit.

The loss for the quarter ended September 30, 2006 was $527,962 (2005: $279,898).

Biotech Holdings Ltd.

Management Discussion and Analysis

For the 6 Months ended September 30, 2006

Financial Highlights

The net loss for the 6 months was $884,552 (2005: $647,266). Items not involving cash (including amortization, stock-based compensation) totaled $361,183 (2005: $440,956), and changes in non-cash operating working capital items provided $11,901 (2005: used $735,231). In 2005 Advances to the Mexican Marketing company increased by $449,463. These advances were charged against income as Product marketing costs in the fourth quarter ended March 31, 2006.

As a result of the above, operating activities used $511,468 (2005: $941,541) in cash during the six-months ended September 30, 2006.

Financing activities provided $483,495 (2005: $641,951) in cash flow. During the quarter amounts due to related parties increased $483,495 (2005: $65,426). In 2005 the Company received $576,525 (net of Private Placement Finder^s Fee) through the issuance of Common Shares. There was no change in Share Capital in 2006.

In November 2005, the Company agreed to a private placement with a related party. The private placement, for the purchase of 984,666 common share units, was subject to the approval of the TSX Venture Exchange. Each unit included a common share and a warrant to purchase an additional common share at $0.16 per share until November 7, 2007. In January 2006 the TSX Venture Exchange approved this private placement but as at September 30, 2006 the shares had not been issued and the amount received ($118,160) has been included in amounts due to related parties. Subsequent to September 30, 2006, the private placement was cancelled and the funds remained repayable to the related party.

Investing activities used $1,283 to purchase computer equipment (2005: provided $46,730) in cash.

As a result cash decreased $29,256 (2005: $252,860) in the six-month period. As at September 30, 2006, the working capital deficiency was $2,608,238 (2005: $2,083,586).

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management's intention to continue using debt and equity to finance planned capital expansion and initial market development in Latin America and other markets and operations until such time as the Company's operations are self-sustaining.

Biotech Holdings Ltd.

Consolidated Balance Sheet

as at	Sept. 30	Mar 31,
	2006	2006
	(unaudited)	(audited)

ASSETS
Current Assets
Cash	$ 39,023	$ 68,279
Accounts receivable - net	69,474	52,214
Advances - net	73,388	75,000
Inventory	38,321	49,647
	220,206	245,140

Property Plant and Equipment
Continuing operations	122,519	128,492
Held for resale	1	1

Technology Interests	164,313	421,937
	$ 507,039	$ 795,570

LIABILITIES & SHAREHOLDERS^ (DEFICIENCY)
LIABILITIES
Current
Accounts payable and
accrued liabilities	$ 1,392,849	$ 1,376,626
Due to related parties - secured	1,121,212	642,626
- unsecured	314,383	309,474
	2,828,444	2,328,726
Note payable	224,343	224,343
	3,052,787	2,553,069

SHAREHOLDERS' (DEFICIENCY)
Share Capital
Common shares	25,733,318	25,733,318
Convertible Preferred Shares	1,380,691	1,380,691
Contributed Surplus	820,238	723,935
Deficit	(30,479,995)	(29,595,443)
	(2,545,748)	(1,757,499)
	$ 507,039	$ 795,570

Interim financial statements do not include all the disclosure requirements for annual financial statements and, accordingly, should be read in conjunction with the Company^s audited financial statements dated March 31, 2006.

Biotech Holdings Ltd.

Consolidated Statements of Operations and Deficit
	6 Months to	6 Months to	3 Months to	3 Months to
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2006	2005*	2006	2005*
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$ 71,502	$ 335,065	$ 22,881	$ 211,654
Cost of Sales	43,483	80,620	19,586	37,994
	28,019	254,445	3,295	173,660

General, administrative
and selling	286,918	313,688	160,805	158,114
Amortization	264,880	304,960	136,899	152,480
Product marketing costs	104,101	0	69,391	0
Stock-based compensation	96,303	149,220	56,168	74,610
Professional fees	60,393	27,750	45,626	692
Interest - current debt and other	38,717	28,307	22,047	14,318
Office rent, utilities and maintenance	32,201	27,576	17,117	13,565
Foreign exchange	29,058	63,434	23,204	56,944
	912,571	914,935	531,257	470,723

Loss from continuing operations:	(884,552)	(660,490)	(527,962)	(297,063)

Non-controlling interest share of profit	0	0	0	17,165

Gain from sale of equipment	0	13,224	0	0

Loss for the period	(884,552)	(647,266)	(527,962)	(279,898)

Deficit, beginning of period	(29,595,443)	(27,658,798)	(29,952,033)	(28,088,073)

Deficit, end of period	(30,479,995)	(28,367,971)	(30,479,995)	(28,367,971)
Basic and Fully Diluted Loss per
Common Share

From continuing operations	(0.01)	(0.01)	(0.01)	(0.00)

From discontinued operations	0.00	0.00	0.00	0.00

* The financial statements for both the 6 and 3 months ended September 30, 2005 have been restated to reflect the March 31, 2006 year-end reclassification of private placement finder^s fees as a reduction of contributed surplus.

Biotech Holdings Ltd.

Consolidated Statements of Cash Flow

	6 Months to	6 Months to	3 Months to	3 Months to
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2006	2005*	2006	2005*
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating Activities:
Loss for the period	$ (884,552)	$ (647,266)	$ (519,530)	$ (279,898)

Add (Deduct):
Amortization	264,880	304,960	136,899	152,480
Stock-based compensation	96,303	149,220	56,168	74,610
Non-controlling interest in profit	0	0	0	(17,165)
Gain from sale of equipment	0	(13,224)	0	0
	(523,369)	(206,310)	(326,463)	(69,973)
Add (Deduct) changes in:
Accounts receivable	(17,260)	(234,630)	1,992	(119,742)
Advances	1,612	(449,463)	1,612	(217,144)
Inventory	11,326	4,032	4,463	(10,970)
Deposits and prepaid expenses	0	(3,450)	0	0
Accounts payable	16,223	(51,720)	40,920	(25,497)
	(511,468)	(941,541)	(277,476)	(443,326)
Financing Activities:

Due to related parties	483,495	65,426	233,281	53,290
Issuance of Common Shares	0	638,431	0	0
Private placement finder^s fee	0	(61,906)	0	0
	483,495	641,951	233,281	53,290
Investing Activities:
Acquisition of capital assets	(1,283)	0	(1,283)	0
Proceeds from sale of equipment	0	46,730	0	(1)
	(1,283)	46,730	(1,283)	(1)

Increase (Decrease) in Cash	(29,256)	(252,860)	(45,478)	(390,037)

Cash, beginning of period	68,279	440,604	84,501	577,781

Cash, end of period	$ 39,023	$ 187,744	$ 39,023	$ 187,744

* The financial statements for both the 6 and 3 months ended September 30, 2005 have been restated to reflect the March 31, 2006 year-end reclassification of private placement finder^s fees as a reduction of contributed surplus.

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements

September 30, 2006

  Nature of business and ability to continue operations

The Company^s business focus remains the development and distribution of the Company^s Type II Diabetes drug, particularly in Mexico and Latin America.

These consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada, on a going-concern basis, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. They do not include any adjustments to the recoverability and classification of recorded asset amounts and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has incurred recurring operating losses and has an accumulated deficit of $30,479,995 and a Shareholders^ Deficiency of $2,545,748 at September 30, 2006. These factors, among others, raise substantial doubt about the Company's ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company's ability to obtain adequate financing and continuing support from shareholders and creditors including refinancing and to attain profitable operations.

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management's intention to continue using debt and equity to finance planned capital expansion and initial market development in Latin America and other markets and operations until such time as the Company's operations are self-sustaining.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

2. Basis of presentation and summary of significant accounting policies

The Summary of Significant Accounting Policies found in the audited financial statements dated March 31, 2006 should be read in conjunction with these interim financial statements. These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. The most significant accounting policies are as follows:

Revenue Recognition

The Company^s principal revenue is derived from its Type II diabetes drug (Sucanon) currently sold in Mexico. The Company has entered into agreements with two non-related companies in Mexico. The first company manufactures and packages the tablets from a pre-mix of active ingredients manufactured by the Company in Canada. The second company markets the drug.

Revenue from product sales is recognized upon the delivery of the product to a retailer or final consumer when persuasive evidence of an arrangement exists, the price is fixed or determinable and collection is reasonably assured and the Company has no future performance obligations under any licensing agreement or other significant post-delivery obligations.

Technology Interests

Technology interests are stated at amortized cost less any impairment losses recognized in accordance with the policy for impairment of long-lived assets. The Company evaluates the recoverability of these interests when facts and circumstances suggest the asset could be impaired. Amortization of technology interests is being recorded on a straight-line basis over the shorter of the estimated useful lives or ten years.

Inventory

Inventory is valued at the lower of cost and market. The market value is determined based on the net realizable value of finished goods and the replacement cost for raw materials. Cost is determined on a first-in, first-out basis.

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements (Continued)

September 30, 2006

  Share Capital

  Authorized

  The Company is authorized to issue an unlimited number of Series Convertible Preferred shares and Common shares without par value. The preferred shares are voting and are convertible into Common shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest.
Issued and outstanding	Price per	Number of	$	Number of	$
	Share	Common	Common	Preferred	Preferred
	$	Shares	Shares	Shares	Shares

Balance March 31, 2005		90,134,310	25,089,637	13,806,907	1,380,691
Issued in period:
Common Shares issued for:
Cash
by private placement	0.307	2,020,202	621,181
by stock options	0.230	75,000	17,250
Options exercised for which stock-based
Compensation has been recorded			5,250
Balance March 31, 2006 to
September 30, 2006		92,229,512	25,733,318	13,806,907	1,380,691

  Securities issued in the period:

  Private Placement and Warrants Granted and exercised in the period

  No private placements or warrants were either granted or exercised during the 6 months ended September 30, 2006.

  In November 2005, the Company agreed to a private placement with a related party. The private placement, for the purchase of 984,666 common share units, was subject to the approval of the TSX Venture Exchange. Each unit included a common share and a warrant to purchase an additional common share at $0.16 per share until November 7, 2007. In January 2006 the TSX Venture Exchange approved this private placement but as at September 30, 2006 the shares had not been issued and the amount received ($118,160) has been included in amounts due to related parties. On August 30, 2006, trading in the Company^s shares resumed on the TSX Venture Exchange. As of September 30, 2006, the shares remained unissued. Subsequent to September 30, 2006, the private placement was cancelled and the funds remained repayable to the related party.

  Outstanding Warrants to Purchase Common Shares as of September 30, 2006

Expiry Date	Exercise Price	Total Outstanding	Directors & Officers	Other

December 16, 2006	$0.550	1,528,480	480,000	1,048,480
October 6, 2006	$0.400 ($0.33 USD)	2,020,202	2,020,202	0

TOTAL		3,548,682	2,500,202	1,048,480

  Outstanding Warrants to Purchase Preferred Shares

  No preferred share warrants were outstanding on September 30, 2006.

  Biotech Holdings Ltd.

  Notes to the Consolidated Interim Financial Statements (Continued)

  September 30, 2006

  3. Share Capital (continued)

  Stock Options Exercised in the Period

  No stock options were exercised during the 6 months ended September 30, 2006.

  Stock Options Expired in the Period

  The following stock options expired in the 6 months ended September 30, 2006:

  Total Directors &

  Exercise Price and expiry date Number Officers Employees Consultants

  $0.54 Aug 11, 2006 75,000 0 75,000 0

  $0.66 Aug 26, 2006 150,000 0 0 150,000

  Stock Options Granted in the Period

  In June 2006, the Board of Directors replaced 896,000 stock options exercisable at $0.25 per share which expired on January 2, 2006, with new stock options exercisable at $0.16 per share. The replacement options vest on October 22, 2006 and expire on June 22, 2008. A total of 560,000 of these options were granted to Directors and Officers of the Company and the remaining 336,000 were granted to Consultants to the Company.

  The Board of Directors also replaced 545,000 stock options exercisable at $0.55 per share which expired or were cancelled by March 24, 2006 with new stock options exercisable at $0.10 per share. These replacement options will vest October 22, 2006 and expire on June 22, 2008. A total of 470,000 of these options were granted to directors and officers and 75,000 were granted to consultants to the company.

  On June 26, 2006, 300,000 share options exercisable at $0.10 per share, vesting October 26, 2006 and expiring June 25, 2008 were granted to a new Director of the Company.

  The stock options described above comply with the Stock Option Plan approved by the shareholders on September 30, 2005 and are subject to the approval of the TSX Venture Exchange.

  Outstanding Stock Options as at September 30, 2006:

  Total Directors &

  Exercise Price and expiry date Number Officers Employees Consultants

  $0.55 Mar 24, 2007 700,000 500,000 100,000 100,000

  $0.55 Mar 24, 2008 1,190,000 900,000 160,000 130,000

  $0.135 Feb 22, 2008 300,000 300,000 0 0

  $0.16 Jun 22, 2008 896,000 560,000 0 336,000

  $0.10 Jun 22, 2008 545,000 430,000 40,000 75,000

  $0.10 Jun 25, 2008 300,000 300,000 0 0

  Outstanding as at Sept. 30, 2006 3,931,000 2,990,000 300,000 641,000

  A breakdown of outstanding options as at September 30, 2006 to Directors and Officers was as follows:
Grant Date		24-Nov-04	24-Nov-04	22-Feb-06	23-Jun-06	23-Jun-06	26-Jun-06
Exercise Date		24-Apr-06	24-Apr-07	22-Jun-06	22-Oct-06	22-Oct-06	26-Oct-06
Expiry Date		24-Mar-07	24-Mar-08	22-Feb-08	22-Jun-08	22-Jun-08	25-Jun-08
Option Price		$0.55	$0.55	$0.135	$0.16	$0.10	$0.10	Total

Cheryl Rieveley	Director	90,000	120,000	0	90,000	70,000	0	370,000
Gale Belding	Director	90,000	120,000	0	0	70,000	0	280,000
Johan de Rooy	Director	70,000	100,000	0	90,000	50,000	0	310,000
Robert Rieveley	Director & C.E.O.	200,000	500,000	0	190,000	150,000	0	1,040,000
Art Cowie	Director	0	0	300,000	0	50,000	0	350,000
Ross Wilmot	Director	0	0	0	0	0	300,000	300,000
Lorne Brown	C.F.O.	50,000	60,000	0	190,000	40,000	0	340,000

TOTAL		500,000	900,000	300,000	560,000	430,000	300,000	2,990,000

  Biotech Holdings Ltd.

  Notes to the Consolidated Interim Financial Statements (Continued)

  September 30, 2006

  Stock based compensation

Using the fair value method to value stock options, $96,303 was recorded to stock-based compensation expense. This amount was determined using a Black-Scholes option pricing model assuming no dividends are to be paid, vesting occurring on the date of grant, exercising on the last day before expiry, a weighted average volatility of the Company^s share price of 100% and a weighted average risk free rate of 6.3%

5. Related party transactions

Due to Related Parties
		Sept. 30, 2006	Mar 31, 2006
a)	Unsecured

(i) Notes payable to RCAR Investment Ltd., a company controlled by the Company^s president, are unsecured, payable on demand and bear interest at 8% per annum compounded annually. During the period ended September 30, 2006, $11,052 in interest was accrued.

		$ 287,347	$ 276,295
	(ii) Amounts payable to a Director are unsecured, payable on demand and bear no interest.	22,029	20,422

	(iii) Amounts payable to companies controlled by a Director are unsecured, payable on demand and bear no interest.	5,007	12,757
		314,383	309,474

b) Secured
Notes payable bearing interest at the rate of 8% per annum compounded annually and due on demand. Collateralized by a general security agreement providing a charge over the assets of the Company.

During the 6 months ended Sept. 30, 2006, the notes
were increased by advances of $450,941

During the period, interest expense of $27,665 was accrued.	1,003,052	524,446

Amounts advanced by a company controlled by a Director secured by a general security agreement, non-interest bearing and payable on demand.	118,160	118,160
	1,121,212	642,626
Total	$ 1,435,595	$ 952,100

Amounts paid to related parties were based on exchange amounts which represented the amounts agreed upon by the related parties. No cash compensation is paid to directors in their capacity as directors. Amounts paid or payable to related parties include:
	6 Months ended	6 Months ended	Quarter ended	Quarter ended
	Sept 30 06	Sept 30 05	Sept 30 06	Sept 30 05

Management fees paid and
accrued to an officer	$ 67,607	$ 72,000	$ 31,607	$ 36,000
Salaries and Benefits	$ 87,499	$ 70,000	$ 43,088	$ 39,000
Interest accrued on Notes Payable
to related parties	$ 38,717	$ 28,307	$ 22,047	$ 17,062
Services provided by Companies
controlled by Directors	$ 40,085	$ 21,468	$ 14,995	$ 12,253

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements (Continued)

September 30, 2006

6. General Administrative and Selling Expenses:

A more detailed breakdown of this operating expense category is as follows:

Six months ended Quarter Ended

September 30, 2006 September 30, 2006

Salaries and Benefits $ 87,499 $ 43,088

Management Fees 67,607 33,962

Investor Relations 40,494 24,373

Office Expenses - Mexico 24,058 7,435

Communication, Travel and

Promotion 17,521 9,369

Head Office Expenses 17,386 12,141

Bad Debts 20,058 20,058

Stock Exchange and Transfer

Agent Fees 12,295 10,379

Total $ 286,918 $ 160,805

  Reconciliation of Material Differences Between U.S. and Canadian Generally Accepted Accounting Principles

In the opinion of the Company there are no material differences between U.S. and Canadian Generally Accepted Accounting Principles (GAAP) that would have an impact on these financial statements.